Exhibit 21.1

Subsidiaries

Name	Jurisdiction

Ramco-Gershenson, Inc.	Michigan
Ramco-Gershenson, Properties L.P.	Delaware
Ramco Lion LLC	Delaware
Ramco/Lion Venture L.P.	Delaware
Ramco Properties GP, L.L.C.	Michigan